RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

SUPPL

Exemption File No. 82 – 35005

17th May, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA


10015741

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) Letter dated 15th May, 2010 accompanied with Audited Consolidated financial results for the year ended 31st March, 2010.

(2) Letter dated 15th May, 2010 accompanied with Audited Standalone financial results for the year ended 31st March, 2010.

(3) Letter dated 15th May, 2010 accompanied with Media Release dated 15th May, 2010.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Encl: As Above



Exe File No. 82-35005

RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

May 15, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38/ 47/ 48
NSE Symbol: RCOM

Dear Sir,

Sub: Audited Consolidated Financial Results for the year ended 31st March, 2010.

Further to our letter dated 7th May, 2010, we wish to inform you that at the meeting of the Board of Directors of the Company held today, i.e. May 15, 2010, the Board of Directors, inter alia, approved Audited annual accounts and recommended a dividend of Re. 0.85 per equity share of Rs.5 each i.e. 17% for the financial year ended March 31, 2010.

We enclose herewith Audited Consolidated Financial Results for the year ended 31st March, 2010. The above financial results were approved by the Board of Directors at its meeting held on 15th May, 2010, pursuant to Clause 41 of the Listing Agreement.

We also enclose particulars required to be furnished under Clause 20 of the Listing Agreement for the year ended March 31, 2010.

Audited Financial Results (Stand alone) for the year ended 31st March, 2010, follows by a separate letter.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above.

Copy to :- The Seceretary, National Securities Depository Limited,
Fax 022- 24972993 -24976351
The Secretary, Central Depository Services (India) Limited,
Fax 022- 2723333 - 22722072

Reliance Communications Limited
Reliance Anil Dhirubhai Ambani Group
website: www.rcom.co.in
Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Audited Financial Results (Consolidated) for the Year ended 31st March, 2010

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	For the year ended	
		31-03-10	31-03-09
		Audited	Audited
1	a) Net Income from Operations	2,068,505	2,074,291
	b) Other Operating Income	81,133	150,763
	Net Income from Operations	**2,149,638**	**2,225,054**
2	**Expenditure**		
	a) Access Charges	213,773	238,167
	b) License Fee	114,511	118,651
	c) Employee Cost	150,007	167,655
	d) Depreciation, Impairment and Amortisation	374,652	360,770
	e) Other Expenditure	952,888	827,239
	Total	**1,805,831**	**1,712,482**
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1 - 2)**	**343,807**	**512,572**
4	Other Income	63,590	69,792
5	**Profit before Financial Charges and Exceptional Items (3 - 4)**	**407,397**	**582,364**
6	Financial Charges	(118,633)	(38,055)
7	**Profit after Financial Charges but before Exceptional Items (5 - 6)**	**526,030**	**620,419**
8	Exceptional Items	3,747	747
9	**Profit from Ordinary Activities before Tax (7 - 8)**	**522,283**	**619,672**
10	Tax Expenses	44,539	(5,179)
11	**Profit from Ordinary Activities after Tax (9 - 10)**	**477,744**	**624,851**
12	Extraordinary Items (net of tax expense)	-	-
13	**Net Profit for the period (11 - 12)**	**477,744**	**624,851**
14	Share of Minority Interest	11,925	20,517
15	Share of Associates	319	(159)
16	**Net Profit after Adjustment of share of Minority Interest and Associates (13 - 14 - 15)**	**465,500**	**604,493**
17	Paid-up Equity Share Capital (Face Value of Rs. 5 each)	103,201	103,201
18	Paid up Debt Capital	300,000	300,000
19	Reserves excluding Revaluation Reserves as per Balance Sheet of previous accounting year	-	4,124,831
20	Debenture Redemption Reserve	8,194	698
21	**Earning per Share (EPS) before and after Extraordinary Items (not annualised)**		
	- Basic (Rs.)	22.55	29.29
	- Diluted (Rs.)	21.62	28.05
22	Debt Equity Ratio (Refer note 5)	0.56	0.81
23	Debt Service Coverage Ratio (DSCR) (Refer note 5)	0.92	2.51
24	Interest Service Coverage Ratio (ISCR) (Refer note 5)	7.49	9.59
25	Public Shareholding		
	- Number of Shares	669,106,821	674,165,821
	- Percentage of Shareholding	32.42%	32.66%

26	Promoters and Promoter Group Shareholding		
	a) Pledged / Encumbered		
	- Number of Shares	Nil	272,345,338
	- Percentage of Shares (as a % of the total shareholding of Promoters and Promoter Group)	N.A.	19.60%
	- Percentage of Shares (as a % of the total share capital of the company)	N.A.	13.19%
	b) Non -encumbered		
	- Number of Shares	1,394,920,060	1,117,515,722
	- Percentage of Shares (as a % of the total shareholding of Promoters and Promoter Group)	100.00%	80.40%
	- Percentage of Shares (as a % of the total share capital of the company)	67.58%	54.15%

Segment wise Revenue, Results and Capital Employed

Sl. No.	Particulars	For the year ended	
		31-03-10	31-03-09
		Audited	Audited
27	**Segment Revenue**		
	a) Wireless	1,663,961	1,736,763
	b) Global	831,868	679,094
	c) Broadband	283,855	252,427
	d) Investments	20,949	32,782
	e) Others / Unallocated	96,781	67,503
	Total	**2,897,414**	**2,768,569**
	Less: Inter segment revenue	(684,186)	(473,723)
	Income from Operations	**2,213,228**	**2,294,846**
28	**Segment Results**		
	Profit / (Loss) before Tax and Financial Charges from each segment		
	a) Wireless	375,496	427,921
	b) Global	75,405	85,566
	c) Broadband	68,139	81,500
	d) Investments	20,949	32,782
	e) Others / Unallocated	(112,592)	(58,045)
	Total	**427,397**	**569,724**
	Less : Financial Charges (Net)	(118,633)	(50,695)
	Less : Exceptional Items and Impairment	23,747	747
	Total Profit before Tax	**522,283**	**619,672**
29	**Capital Employed**		
	(Segment assets - Segment liabilities)		
	a) Wireless	4,777,532	4,972,940
	b) Global	790,375	1,092,506
	c) Broadband	443,097	800,712
	d) Investments	471,708	956,578
	e) Others / Unallocated	964,316	389,823
	Total	**7,447,028**	**8,212,559**

NOTES

1 Figures of the previous period have been regrouped and reclassified, wherever required.

2 As reported in the quarterly results for the quarter and nine months ended on 31st December, 2009, as a measure of prudence, the Company has decided that unlike in earlier years, the Company will not recognise any mark to market gains in respect of any outstanding derivative contracts related to loans, liabilities and assets expressed in foreign currency. However, as required by the announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India for accounting of derivatives, the Company provides for mark to market losses in respect of derivative contracts. **Accordingly, the Company has not recognised gain of Rs. 19,174 lakh (Rs. 191.74 crore) on mark-to-market valuation of derivative contracts outstanding as at the end of the year ended on 31st March, 2010 under review. If the Company had not made this change of policy, net profit after tax would have been higher by the amount of Rs. 19,174 lakh (Rs. 191.74 crore) for the year.**

3 During the year, the Company has repurchased and cancelled 297 (Previous year 350) Foreign Currency Convertible Bonds (FCCBs) of USD 1,00,000 each, at a discount. This has resulted in a saving of Rs. 2,449 lakh (Previous year Rs. 7,961 lakh) which has been reflected as part of Other Income. Consequent upon such repurchase and cancellation, the Company's obligations to convert the said FCCBs into Shares, if so claimed by the FCCB Holders and/ or to redeem the same in foreign currency, have come to an end vis-à-vis the cancelled FCCBs.

4 As reported in the quarterly results for the quarter ended on 30th September, 2009, the Company carried out technical/ technology assessment to determine the useful life of some of its telecommunications equipment. The useful life of such telecommunications equipment has been re-assessed and ascertained as 18 years, impacting the provision of depreciation of these assets for the year ended on 31st March, 2010. As a result, depreciation charge is lower by Rs. 83,100 lakh for year ended on 31st March, 2010. The accounting treatment so determined is fully in accordance with the applicable provisions of the Companies Act, 1956.

5 Formula used for the computation of ratios:

i) Debt Equity Ratio = Debt/ Equity;

ii) Debt Service Coverage Ratio (DSCR) = Earnings before Depreciation, Interest and after Tax/ (Interest + Principal repayment);

iii) Interest Service Coverage Ratio (ISCR) = Earnings before Depreciation, Interest and after Tax/ (Interest expense)

6 The Board of Directors have recommended a dividend of Re. 0.85 per equity share of Rs. 5 each i.e. 17% for the financial year 2009 - 10, subject to approvals of the shareholders at the ensuing Annual General Meeting.

7 The Company is operating with Wireless, Broadband, Global, Investments and Others/ Unallocated segments. Accordingly, segment wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

8 The Company has opted to publish Consolidated financial results for the year 2009 - 10. Standalone financial results, for the year ended 31st March, 2010 can be viewed on the website of the Company, National Stock Exchange of India Limited and Bombay Stock Exchange Limited at www.rcom.co.in, www.nseindia.com and www.bseindia.com respectively.

9 No complaint from Investors was pending for redressal at the beginning and end of the Quarter. During the Quarter, 22 complaints were received and all the complaints were resolved.

10 After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 15th May, 2010.

For **Reliance Communications Limited**



Anil D. Ambani
Chairman

Place: Mumbai
Date: 15th May, 2010

Board Meeting Date: 15.05.2010 Place: Mumbai

Statement of Appropriations

(As per Clause 20 of the Listing Agreement)

Name of Company : **Reliance Communications Limited**

Company Code : RCOM/ 532712 **For the Financial year ended** March 31, 2010

		Current Year ended 31.03.2010 (Rs. in crore)	Previous Year ended 31.03.2009 (Rs. in crore)
1.	Net Income from Services and other Income	12511.72	13,694.66
2.	Gross Profit (Before deducting any of the following)	1090.68	3,632.81
	(a) Interest	(1058.38)	344.05
	(b) Depreciation	1511.24	1933.52
	(c) Tax Liability	140.54	12.40
	(d) Others, if any (Exceptional and other)	18.35	(3,459.83)
3.	Net Profit available for appropriation	478.93	4,802.67
4.	Net Profit / Loss		
	(a) Add : B/ fd from last year's Balance	502.75	4,300.24
	(b) Other adjustment, if any, Less : (i)Statutory Reserves and Other appropriation (net)	---	---
	Less : Transferred to		
	(i) General Reserve	40.00	8,400.00
	(ii) Debenture Redemption Reserve	74.96	6.98
5.	Dividend	175.44	165.12
	(a) Per Equity Share of Rs.5 each (Re.0.85 per equity Share) (b) No. of Shares 206,40,26,881 (Last year Re.0.80 per equity Share on 206,40,26,881 of Rs.5 each)		
	Corporate Tax on Dividend	29.82	28.06
6.	Balance Carried Forward	661.46	502.75
7.	Particulars of proposed Rights/Bonus/Shares/ Convertible Debenture issue	N.A.	N.A.
8.	Record date/ Closure of Register of Members and Share Transfer Books	Will be separately informed.	Record date 5-08-2009
9.	Date from which the Divided is payable	Will be separately informed.	Paid interim dividend on 6th August, 2009.



Reliance Communications Limited

Exe. File No. 82-35005

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

May 15, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38 / 47 / 48
NSE Symbol: RCOM

Dear Sir,

Sub: Audited Financial Results (Stand alone) for the year ended 31st March, 2010.

Further to our letter dated 15th May, 2010, we enclose herewith Audited Financial Results (Stand alone) for the year ended 31st March, 2010.

The above financial results were also approved by the Board of Directors at its meeting held on 15th May, 2010, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above.

Reliance Communications Limited

Reliance Anil Dhirubhai Ambani Group

website: www.rcom.co.in

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Audited Financial Results (Standalone) for the year ended 31st March, 2010

(Rs. In Lakh - Except EPS and Share Data)

Sl. No.	Particulars	For the year ended	
		31-Mar-10	31-Mar-09
		Audited	Audited
1	a) Net Income from Operations	1,208,098	1,258,379
	b) Other Operating Income	20,963	102,679
	Total Income	1,229,061	1,361,058
2	**Expenditure**		
	a) Access Charges	221,422	232,506
	b) License Fee	97,249	104,922
	c) Employee Cost	67,180	75,835
	d) Passive Infrastructure Charges	381,988	186,811
	e) Depreciation and Amortisation	151,124	193,352
	f) Other Expenses	374,265	406,113
	Total	**1,293,228**	**1,199,539**
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1 - 2)**	**(64,167)**	**161,519**
4	Other Income	22,111	8,409
5	Profit on transfer of OFC division by way of demerger	-	306,327
6	**Profit before Financial Charges and Exceptional Items (3+4+5)**	**(42,056)**	**476,255**
7	Financial Charges (Net)	(105,838)	34,405
8	**Profit after Financial Charges but before Exceptional Items (6 - 7)**	**63,782**	**441,850**
9	Exceptional Items		
i.	Financial Charges	-	(40,403)
ii.	Other Exceptional Items	1,835	747
10	**Profit from Ordinary Activities before Tax (8 + 9)**	**61,947**	**481,506**
11	Tax Expenses	14,054	1,240
12	**Profit from Ordinary Activities after Tax (10 - 11)**	**47,893**	**480,266**
13	Extraordinary Items (net of tax expense)	-	-
14	**Net Profit for the period (12 - 13)**	**47,893**	**480,266**
15	Paid-up Equity Share Capital (Face Value of Rs. 5 each)	103,201	103,201
16	Paid - up Debt Capital	300,000	300,000
17	Reserves excluding Revaluation Reserve as per Balance Sheet of previous accounting year		5,065,823
18	Debenture Redemption Reserve	8,194	698
19	**Earning per Share (EPS) (not annualised)**		
	i) Basic (Rs.)	2.32	23.27
	ii) Diluted (Rs.)	2.22	22.29
20	Debt Equity Ratio (Refer Note 5)	0.48	0.60
21	Debt Service Coverage Ratio (DSCR) (Refer Note 5)	0.76	1.87
22	Interest Service Coverage Ratio (ISCR) (Refer Note 5)	3.30	3.88
23	Public Shareholding		
	- Number of Shares	669,106,821	674,165,821
	- Percentage of Shareholding	32.42%	32.66%

24	Promoters and Promoter Group Shareholding		
	a) Pledged / Encumbered		
	- Number of Shares	Nil	272,345,338
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	N.A.	19.60%
	- Percentage of Shares (as a % of the total share capital of the company)	N.A.	13.19%
	b) Non -encumbered		
	- Number of Shares	1,394,920,060	1,117,515,722
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	100.00%	80.40%
	- Percentage of Shares (as a % of the total share capital of the company)	67.58%	54.15%

Segment wise Revenue, Results and Capital Employed

(Rs. In Lakh - Except EPS and Share Data)

Sl. No.	**Particulars**	**For the year ended**	
		31-Mar-10	**31-Mar-09**
		Audited	**Audited**
25	**Segment Revenue**		
	a) Wireless	986,945	1,058,970
	b) Global	414,057	417,958
	c) Broadband	171,037	166,131
	d) Others / Unallocated	2,741	8,409
	Total	**1,574,780**	**1,651,468**
	Less: Inter segment revenue	(323,608)	(282,001)
	Net Income from Operations	**1,251,172**	**1,369,467**
26	**Segment Results**		
	Profit / (Loss) before Tax and Financial Charges from each segment		
	a) Wireless	5,586	93,240
	b) Global	8,605	51,304
	c) Broadband	9,775	50,623
	d) Others / Unallocated	(66,022)	(34,370)
	Total	**(42,056)**	**160,797**
	Less : Financial Charges (Net)	(105,838)	25,275
	Less :Other Exceptional Items	1,835	747
	Less : Profit on transfer of OFC division by way of demerger	-	(306,327)
	Less : Exceptional Items - Financial charges	-	(40,403)
	Total Profit before Tax	**61,947**	**481,505**
27	**Capital Employed**		
	(Segment assets - Segment liabilities)		
	a) Wireless	2,787,238	2,977,867
	b) Global	169,314	205,056
	c) Broadband	301,410	301,870
	d) Others / Unallocated	4,260,208	4,774,597
	Total	**7,518,170**	**8,259,390**

NOTES

1 Figures of the previous period have been regrouped and reclassified, wherever required.

2 As reported in the quarterly results for the quarter ending on 31st December, 2009, as a measure of prudence, the Company has decided that unlike in earlier years, the Company will not recognise any mark to market gains in respect of any outstanding derivative contracts related to loans, liabilities and assets expressed in foreign currency. However, as required by the announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India for accounting of derivatives, the Company provides for mark to market losses in respect of derivative contracts. **Accordingly, the Company has not recognised gain of Rs. 3,430 lakh on mark-to-market valuation of derivative contracts outstanding as at the end of the year ending on 31st March, 2010 under review. If the Company had not made this change of policy, net profit after tax would have been higher by the amount of Rs. 3,430 lakh for the year.**

3 During the year, the Company has repurchased and cancelled 297 Foreign Currency Convertible Bonds (FCCBs) of USD 1,00,000 each, at a discount. This has resulted in a saving of Rs. 2449 lakh which has been reflected as part of Other Income. Consequent upon such repurchase and cancellation, the Company's obligations to convert the said FCCBs into Shares, if so claimed by the FCCB Holders and/ or to redeem the same in foreign currency, have come to an end vis-à-vis the cancelled FCCBs.

4 As reported in the quarterly results for the quarter ending on 30th September, 2009, the Company carried out technical/ technology assessment to determine the useful life of some of its telecommunications equipment. The useful life of such telecommunications equipment has been re-assessed and ascertained as 18 years, impacting the provision of depreciation of these assets for the year ending on 31st March, 2010. As a result, depreciation charge is lower by Rs. 73,000 lakh for year ending on 31st March, 2010. The accounting treatment so determined is fully in accordance with the applicable provisions of the Companies Act, 1956.

5 Formula Used for computation of the ratios.

i) Debt Equity Ratio = Debt / Equity

ii) Debt Service Coverage Ratio (DSCR) = Earnings before Depreciation, Interest and after Tax/ (Interest + Principal Repayment).

iii) Interest Service Coverage Ratio (ISCR) = Earnings before Depreciation, Interest and after Tax / Interest Expense.

6 The Board of Directors have recommended a dividend of Re. 0.85 per equity share of Rs. 5 each i.e. 17% for the financial year 2009 - 10, subject to approvals of the shareholders at the ensuing Annual General Meeting.

7 The Company is operating with Wireless, Broadband, Global, Investments and Others/ Unallocated segments. Accordingly, segment wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

8 No complaint from Investors was pending for redressal at the beginning and end of the Quarter. During the Quarter, 22 complaints were received and all the complaints were resolved.

9 After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 15th May, 2010.

For Reliance Communications Limited



Place: Mumbai
Date: 15th May, 2010.

Anil D. Ambani
Chairman

Exe. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

May 15, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38 / 47 / 48
NSE Symbol: RCOM

Dear Sir,

Sub: Media Release

We enclose herewith Media Release dated 15th May, 2010, being issued by the Company, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Media Release

RELIANCE COMMUNICATIONS (RCOM) ANNOUNCES ITS AUDITED FINANCIAL RESULTS FOR THE FINANCIAL YEAR ENDED MARCH 31, 2010

Q4 NET PROFIT AT RS. 1,220 CRORE (US$ 270 MILLION), UP BY 10.1% AS COMPARED TO LAST QUARTER

NET PROFIT FY10 AT RS. 4,655 CRORE (US$ 991 MILLION)

NET PROFIT FY10 WOULD HAVE BEEN HIGHER BY RS. 192 CRORE AT RS. 4,847 CRORE BUT FOR NON RECOGNITION OF MARK-TO-MARKET GAINS ON DERIVATIVE CONTRACTS

REVENUES AT RS. 22,132 CRORE (US$ 4,713 MILLION)

EBITDA AT RS. 7,821 CRORE (US$ 1,665 MILLION), WITH EBITDA MARGIN OF 35.3%

BOARD APPROVES 17% DIVIDEND, PAYOUT OF RS. 205 CRORE, THE ONLY TELECOM COMPANY IN INDIA TO DECLARE DIVIDEND FOR THREE CONSECUTIVE YEARS

MINUTES OF USAGE INCREASED FROM 276 BILLION TO 349 BILLION, UP BY 26% AS COMPARED TO LAST YEAR

GLOBALCOM & ENTERPRISE BUSINESS EBITDA REPRESENTS 36% OF CONSOLIDATED EBITDA

ACHIEVES 100 MILLION SUBSCRIBER MILESTONE; BECOMES 4TH LARGEST SINGLE COUNTRY OPERATOR IN THE WORLD

Mumbai, May 15, 2010 : Reliance Communications Limited (RCOM) today announced its audited consolidated financial results for the year ended March 31, 2010.

Highlights of the financial performance for the year are:

- **Net Profit of Rs. 4,655 crore** (US$ 991 million)
- **EBITDA at Rs. 7,821 crore** (US$ 1,665 million), **EBITDA margin at 35.3%** with strong contribution from all businesses - Wireless, Global and Enterprise
- **Revenue at Rs. 22,132 crore** (US$ 4,713 million)

Commenting on the results, Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited, said:

"The telecom industry has witnessed financial year 2010 as one of the most challenging year. RCOM has undertaken several path breaking initiatives both in GSM and CDMA services and we are confident that inspite of highly competitive environment, we will be able to sustain profitable growth in the coming quarters."

RELIANCE Communications
Anil Dhirubhai Ambani Group

Media Release

CORPORATE HIGHLIGHTS

- **Reliance Communications achieves a landmark of 100 Million Customers**

RCOM, India's largest and only telecom operator offering nationwide CDMA and GSM mobile services, have crossed the landmark 100 million wireless customers, making it the 2nd largest wireless operator in the country to achieve this milestone. The momentous achievement has been attained within seven years of Reliance Communications first launching its pan-India mobile services in 2003. Incidentally, it is also the fastest ramp up of mobile customers in the world. With this landmark achievement, Reliance Communications becomes the 4th operator in the world to serve over 100 Million customers in a single country.

- **Reliance Communications breaks away from tariff metering tradition of Indian telecom industry**

Following the success of its first three Simply Reliance Initiatives, Reliance Communications announced the extension of Simply Reliance through another ground-breaking Simply Unlimited CDMA Offer, as part of its 100 Million Customers Milestone celebrations. Through this new Offer Reliance Communications breaks away from the conventional tariff metering practise of the Indian telecom industry. The new Simply Unlimited CDMA Offer aims to redefine the Indian mobile telecom space as well as expand the overall Simply Reliance portfolio through yet another simple and transparent Offering that delivers enhanced value through a single unconditional monthly recharge facility.

- **Reliance BIG TV launches India's first HD DVR service**

Reliance BIG TV, the DTH entertainment service from Reliance Communications, as part of its business strategy announced a path breaking, first-of-its-kind technological innovation that will redefine the DTH landscape in the country. Reliance Big TV commenced the roll-out of India's first High Definition set-top box with Digital Live TV Recording capabilities. Big TV is rolling out its HD DVR set-top box across top 100 cities in India and will be supported by India's largest distribution infrastructure of a home entertainment service covering 6500 towns with a network reach of over 100,000 retail points. Reliance Big TV is also offering a 3-in-1 Universal Remote to enable its subscribers to the advantage of using single remote to control three devices namely, the TV, Set-Top Box and any other music/ disc player system.

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 64,000 crore (US$ 13.6 billion), cash flows of Rs. 13,000 crore (US$ 2.8 billion), net profit of Rs. 8,400 crore (US$ 1.8 billion).

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of 109 million including over 2.5 million individual overseas retail customers, ranks among the Top 4 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 190,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Media Release

Financial Results Summary (in Rs. crore)

Particulars	12 months ended		
	31/3/10	31/3/09	% change
Turnover			
Wireless	16,640	17,368	*-4.2%*
Global	8,319	6,791	*22.5%*
Broadband	2,839	2,524	*12.5%*
Diversified	1,177	1,003	*17.4%*
Total (post eliminations)	22,132	22,949	*-3.6%*
EBITDA			
Wireless	5,586	6,674	*-16.3%*
Global	1,696	1,625	*4.4%*
Broadband	1,147	1,158	*-0.9%*
Diversified	(570)	(120)	
Total (post eliminations)	7,821	9,305	*-16.0%*
EBITDA margin	*35.3%*	*40.5%*	*-5.2 ppt*
Depreciation	3,747	3,608	
Financial Charges (net)	(1,186)	(507)	
Exceptional items	38	8	
PBT	5,223	6,197	*-15.7%*
Tax	445	(52)	
PAT (before minority interest)	4,777	6,249	
Share of minority interest	122	204	
PAT (after minority interest)	4,655	6,045	*-23.0%*